Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-113852) pertaining to the Capital Lease Funding, Inc. 2004 Stock Incentive Plan, the Registration Statement (Form S-3 No. 333-124003) for the registration of $300,000,000 of its preferred stock, common stock and debt securities, and the Registration Statement (Form S-3 No. 333-124278) for the resale registration statement of 4,061,975 shares of its common stock of our report dated March 8, 2005, with respect to the consolidated balance sheet as of December 31, 2004 of Capital Lease Funding, Inc. and the related statements of income, stockholders’ equity/members’ capital and cash flows for each of the two years ended December 31, 2004, included in this Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
March 16, 2006